Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

☏ Tel (307) 733-2284 📠 Fax (307) 264-0600

✉ info@cannellcap.com

April 28, 2017

Mr. Scott N. Flanders
Chief Executive Office
eHealth, Inc.
330 East Middlefield Road
Mountain View, CA 94043

Dear Mr. Flanders,

Cannell Capital LLC (“CC”) advocates a Modified Dutch Tender (“MDT”) for eHealth, Inc. (“EHTH”) with a range of about $13.50 to $14.50 per share. (I emphasize “about” here. Assuming they are doing their job, the EHTH Board of Directors should be the most qualified to identify the “strike” price over which such repurchase may not be accretive.)

Why is this?

Here we consider the best use of the Company’s $68 million in cash and zero debt as of March, 2017. CC sees only a few options:

1.	Return the cash to its owners via special or recurring dividend;
2.	Hoard it;
3.	Buy something;
4.	Invest internally; or
5.	Buy back shares.

We advocate “1” only if it the best and only use for shareholders. We hope it is not.

We never like “2” especially when we think companies like EHTH could borrow at insignificant rates should it need the cash. (At what rate could you borrow today?)

We cannot comment on “3” from outside the board room.

We are in support of “4” especially as to any investment intended to grow the platform with which to sell to small and medium-sized businesses, which investment should not, we hope, preclude “5” however.

On February 24, 2017, you forecast the following:

“Five-year compounded annual growth rate of revenue in excess of 20% and EBITDA target margins in the mid-20% range by the end of the five-year forecast period.”

Yesterday you confirmed such. My own read is that you are even more confidant today than you were on February 24, 2017.

Such would, therefore, imply $118 million of Adjusted EBITDA on $472 million of revenue by the year 2021 assuming 25% Adjusted EBITDA margins. $118 million is a mighty tall denominator relative to EHTH’s present $189 million of enterprise value (market value of $258 million less cash of $68 million).

Assuming your forecasts are accurate, an optimist would likely assume an earnings multiple 1.5x your growth rate of 20% through 2021. This would imply a stock price of approximately $115 by our estimates, assuming that your February revenue and EBITDA forecast are (i) accurate and (ii) result in net margins of 15% which would accordingly imply EPS of $3.82.

(A more conservative 1.0 times growth rate off the same prospective EPS in 2021 would imply a 2021 value of $76 per share. This is for the market to decide. CC is staid)

Any which way you slice it, we think that EHTH’s current valuation offers a great opportunity to pick off large future cash flows at a bargain price. Do it.

We do not advocate this MDT over an open market share repurchase because:

1.	We wish to sell into such all slimy like. Rather, CC has been a recent buyer;
2.	Such would support the stock. We advocate the tender from a purely fundamental basis as illustrated above;
3.	We think today’s price is a chance to buy a mid-$40s stock at 70% off; or
4.	We stand to reap any financial gain. We are not brokers or bankers – shuddering at such characterization – and offer the attached template without expectation of any remuneration.

We do advocate the MDT because it:

1.	Is cheaper than a drawn-out open market buyback that involves commissions and brokers;
2.	Involves fewer “blackout periods” and other restrictions;
3.	Can be done without the cost of predatory “experts”; and
4.	Allows EHTH to buy more stock en masse.

We acknowledge that your recent guidance implies cash burn of approximately $20 million in FY 2017. We appreciate the prudence of maintaining some cash cushion but only you and your Board Member Brethren (“BMB”) know the true rate of such burn now and next year.

We hope, however, that you consider whether the optimal time to buy shares is during this current period of maximum “darkness.” Given the restructuring of the Company, the great uncertainty and confusion in the US Congress and the continued investment (read cash burn) in the SMB segment, we think that EHTH should take advantage of this darkness. By the time the fruits of the current investment become apparent it will be too late to buy shares at this attractive price.

I would welcome the opportunity to discuss this proposal at your next board meeting if would you find such useful.

Best regards!

Sincerely,

J. Carlo Cannell
Managing Member